Nasdaq Regulation

Nasdaq

Eun Ah Choi
Vice President
Listing Qualifications

October 14, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on October 8, 2021 The Nasdaq Stock Market LLC (the "Exchange") received from Getnet Adquirência e Serviços para Meios de Pagamento S.A. (the "Registrant") a copy of the Registrant's application on Form 20-F 12(b) for the registration of the following security:

American Depositary Shares, each representing two units which are each composed of one common share, no par value, and one preferred share, no par value, of Getnet Adquirência e Serviços para Meios de Pagamento S.A.

We further certify that the security described above has been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

Eun Ah Choi